EXHIBIT 99.1





                                  ANNOUNCEMENT




                              WPP GROUP PLC ("WPP")



WPP was notified today that Mr. Brian Brooks, a director of the company, sold 12,000 American Depositary Shares in WPP, at a price of US$56.9 per ADS, on March 22nd 2002.

Mr. Brooks beneficial holding is 330,298 shares representing 0.029% of the issued share capital of WPP.






25 March 2002